UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

ESPERION THERAPEUTICS, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

29664W105

(CUSIP Number)

October 26, 2018

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29664W105	Page 2 of 10

1	Name of reporting persons. Boxer Capital, LLC
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. -0-
	6	Shared voting power. 1,371,250*
	7	Sole dispositive power. -0-
	8	Shared dispositive power. 1,371,250*

9	Aggregate amount beneficially owned by each reporting person. 1,371,250*
10	Check box if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 5.1%**
12	Type of reporting person OO

*	This number includes 170,000 shares of common stock that Boxer Capital has the right to acquire pursuant to call options expiring on March 15, 2019.
**

Based on 26,973,675 shares of common stock outstanding which is the sum of (i) 26,803,675 shares of Common Stock reported to be outstanding as of August 1, 2018 on the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on August 2, 2018 and (ii) 170,000 shares of Common Stock which Boxer Capital has the right to acquire pursuant to call options expiring on March 15, 2019.

CUSIP No. 29664W105	Page 3 of 10

1	Name of reporting persons. Boxer Asset Management Inc.
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. Bahamas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. -0-
	6	Shared voting power. 1,371,250*
	7	Sole dispositive power. -0-
	8	Shared dispositive power. 1,371,250*

9	Aggregate amount beneficially owned by each reporting person. 1,371,250*
10	Check box if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 5.1%**
12	Type of reporting person CO

*	This number includes 170,000 shares of Common Stock that Boxer Capital has the right to acquire pursuant to call options expiring on March 15, 2019.
**

Based on 26,973,675 shares of common stock outstanding which is the sum of (i) 26,803,675 shares of Common Stock reported to be outstanding as of August 1, 2018 on the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on August 2, 2018 and (ii) 170,000 shares of Common Stock which Boxer Capital has the right to acquire pursuant to call options expiring on March 15, 2019.

CUSIP No. 29664W105	Page 4 of 10

1	Name of reporting persons. Braslyn Ltd.
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. Bahamas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. -0-
	6	Shared voting power. 1,401,000
	7	Sole dispositive power. -0-
	8	Shared dispositive power. 1,401,000

9	Aggregate amount beneficially owned by each reporting person. 1,401,000
10	Check box if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 5.2%*
12	Type of reporting person CO

*

Based on 26,973,675 shares of common stock outstanding which is the sum of (i) 26,803,675 shares of Common Stock reported to be outstanding as of August 1, 2018 on the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on August 2, 2018 and (ii) 170,000 shares of Common Stock which Boxer Capital has the right to acquire pursuant to call options expiring on March 15, 2019.

CUSIP No. 29664W105	Page 5 of 10

1	Name of reporting persons. Tuesday Thirteen Inc.
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. Bahamas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. -0-
	6	Shared voting power. 100
	7	Sole dispositive power. -0-
	8	Shared dispositive power. 100

9	Aggregate amount beneficially owned by each reporting person. 100
10	Check box if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 0.0%*
12	Type of reporting person CO

*

Based on 26,973,675 shares of common stock outstanding which is the sum of (i) 26,803,675 shares of Common Stock reported to be outstanding as of August 1, 2018 on the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on August 2, 2018 and (ii) 170,000 shares of Common Stock which Boxer Capital has the right to acquire pursuant to call options expiring on March 15, 2019.

CUSIP No. 29664W105	Page 6 of 10

1	Name of reporting persons. Joe Lewis
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. -0-
	6	Shared voting power. 2,772,350*
	7	Sole dispositive power. -0-
	8	Shared dispositive power. 2,772,350*

9	Aggregate amount beneficially owned by each reporting person. 2,772,350*
10	Check box if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 10.3%**
12	Type of reporting person IN

*	This number includes 170,000 shares of Common Stock that Boxer Capital has the right to acquire pursuant to call options expiring on March 15, 2019.
**

Based on 26,973,675 shares of common stock outstanding which is the sum of (i) 26,803,675 shares of Common Stock reported to be outstanding as of August 1, 2018 on the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on August 2, 2018 and (ii) 170,000 shares of Common Stock which Boxer Capital has the right to acquire pursuant to call options expiring on March 15, 2019.

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the statement on Schedule 13G initially filed on May 11, 2018 (the “Original Filing”) by Boxer Capital, LLC (“Boxer Capital”), Boxer Asset Management Inc. (“Boxer Management”), Braslyn Ltd. (“Braslyn”), and Joe Lewis. This Amendment No. 1 serves as the original filing for Tuesday Thirteen Inc. (“Tuesday Thirteen” and together with Boxer Capital, Boxer Management, Braslyn, and Joe Lewis, the “Reporting Persons”). The Original Filing remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 1. Capitalized terms used and not defined in this Amendment No. 1 have the meanings set forth in the Original Filing.

Item 1(a).	Name of Issuer:

Esperion Therapeutics, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

3891 Ranchero Drive, Suite 150

Ann Arbor, MI 48108

Item 2(a).	Name of Person Filing:

This Schedule 13G is jointly filed by the Reporting Persons. Boxer Management is the managing member and majority owner of Boxer Capital. Joe Lewis is the sole indirect beneficial owner of and controls Boxer Management, Braslyn and Tuesday Thirteen.

Item 2(b).	Address of Principal Business Office, or, if none, Residence:

The principal business address of Boxer Capital is: 11682 El Camino Real, Suite 320, San Diego, CA 92130. The principal business address of Boxer Management, Braslyn, Tuesday Thirteen and Joe Lewis is: Cay House, EP Taylor Drive N7776, Lyford Cay, New Providence, Bahamas.

Item 2(c).	Citizenship:

Boxer Capital is a limited liability company organized under the laws of Delaware. Boxer Management, Braslyn and Tuesday Thirteen are corporations organized under the laws of the Bahamas. Joe Lewis is a citizen of the United Kingdom.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.001 per share (the “Common Stock”).

Item 2(e).	CUSIP Number:

29664W105

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

Boxer Capital and Boxer Management beneficially own 1,371,250 shares of Common Stock, including 170,000 shares of Common Stock that Boxer Capital has the right to acquire pursuant to call options expiring on March 15, 2019. Pursuant to the call options, 100,000 shares of Common Stock may be acquired at a strike price of $50.00 per share and 70,000 shares of Common Stock may be acquired at a strike price of $60.00 per share. Braslyn beneficially owns 1,401,000 shares of Common Stock. Tuesday Thirteen beneficially owns 100 shares of Common Stock. Tuesday Thirteen should have been included as a reporting person in the Original Filing with respect to the 100 shares of Common Stock it beneficially owns. Joe Lewis beneficially owns 2,772,350 shares of Common Stock.

(b)	Percent of class:

The shares of Common Stock beneficially owned by Boxer Capital and Boxer Management represent 5.1%* of the Issuer’s outstanding shares of Common Stock. The shares of Common Stock beneficially owned by Braslyn represent 5.2%* of the Issuer’s outstanding shares of Common Stock. The shares of Common Stock beneficially owned by Tuesday Thirteen represent 0.0%* of the Issuer’s outstanding shares of Common Stock. The shares of Common Stock beneficially owned by Joe Lewis represent 10.3%* of the Issuer’s outstanding shares of Common Stock.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote:

None of the Reporting Persons has sole power to vote or to direct the vote of any shares of Common Stock they beneficially own.

(ii)	Shared power to vote or to direct the vote:

Boxer Capital and Boxer Management have shared power to vote or to direct the vote of the 1,371,250 shares of Common Stock they beneficially own, including 170,000 shares of Common Stock that Boxer Capital has the right to acquire pursuant to call options expiring on March 15, 2019. Braslyn has shared power to vote or to direct the vote of the 1,401,000 shares of Common Stock it beneficially owns. Tuesday Thirteen has shared power to vote or to direct the vote of the 100 shares of Common Stock it beneficially owns. Joe Lewis has shared power to vote or to direct the vote of the 2,772,350 shares of Common Stock he beneficially owns.

(iii)	Sole power to dispose or to direct the disposition of:

None of the Reporting Persons has sole power to dispose of or to direct the disposition of any shares of Common Stock they beneficially own.

(iv)	Shared power to dispose or to direct the disposition of:

Boxer Capital and Boxer Management have shared power to dispose or to direct the disposition of the 1,371,250 shares of Common Stock they beneficially own, including 170,000 shares of Common Stock that Boxer Capital has the right to acquire pursuant to call options expiring on March 15, 2019. Braslyn has shared power to dispose or to direct the disposition of the 1,401,000 shares of Common Stock it beneficially owns. Tuesday Thirteen has shared power to dispose or to direct the disposition of the 100 shares of Common Stock it beneficially owns. Joe Lewis has shared power to dispose or to direct the disposition of the 2,772,350 shares of Common Stock he beneficially owns.

*

All percentages are based on 26,973,675 shares of Common Stock outstanding which is the sum of (i) 26,803,675 shares of Common Stock reported to be outstanding as of August 1, 2018 on the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on August 2, 2018 and (ii) 170,000 shares of Common Stock which Boxer Capital has the right to acquire pursuant to call options expiring on March 15, 2019.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Only Boxer Capital has the right to receive dividends and the proceeds from the sale of the shares of Common Stock held by Boxer Capital. Only Braslyn has the right to receive dividends and the proceeds from the sale of the shares of Common Stock held by Braslyn. Only Tuesday Thirteen has the right to receive dividends and the proceeds from the sale of the shares of Common Stock held by Tuesday Thirteen.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

(c) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Exhibits

1	Joint Filing Agreement, dated October 30, 2018, among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 30, 2018

BOXER CAPITAL, LLC

By:	/s/ Aaron I. Davis
Name:	Aaron I. Davis
Title:	Authorized Signatory

BOXER ASSET MANAGEMENT INC.

By:	/s/ Jason Callender
Name:	Jason Callender
Title:	Director

BRASLYN LTD.

By:	/s/ Joseph C. Lewis
Name:	Joseph C. Lewis
Title:	Director

TUESDAY THIRTEEN INC.

By:	/s/ Joseph C. Lewis
Name:	Joseph C. Lewis
Title:	Director

JOSEPH C. LEWIS

/s/ Joseph C. Lewis
Joseph C. Lewis, Individually